UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-31712

Omnicare Capital Trust I

(Exact name of registrant as specified in its charter)

ADDITIONAL GUARANTOR REGISTRANT

Omnicare, Inc.

900 Omnicare Center

201 E. Fourth Street

Cincinnati, Ohio 45202

(513) 719-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Preferred Income Equity Redeemable Securities

Guarantee of Series A Preferred Income Equity Redeemable Securities by Omnicare, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Series A Preferred Income Equity Redeemable Securities:	None

Pursuant to the requirements of the Securities Exchange Act of 1934, Omnicare, Inc. and Omnicare Capital Trust I have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OMNICARE, INC.

Date:	November 6, 2015	By:	/s/ Thomas S. Moffatt
Name: Thomas S. Moffatt
Title: Vice President and Secretary

OMNICARE CAPITAL TRUST I

Date:	November 6, 2015	By:	/s/ Thomas S. Moffatt
Name: Thomas S. Moffatt
Title: Vice President and Secretary